Exhibit 4.7

Execution Version

SHARE SALE AND PURCHASE AGREEMENT

***This information is subject to confidential treatment and has been omitted and filed separately with the commission.

This share sale and purchase agreement (the “Agreement”), dated March 23, 2017 (the “Execution Date”) is entered into by and between:

1.                                      Aeropuerto de Cancun S.A. de C.V., stock corporation with variable capital, validly incorporated and existing pursuant to the laws of Mexico, having its main domicile in Carretera Cancún Chetumal Km 22, Quintana Roo CP. 77565, represented herein by Adolfo Castro, of legal age, identified with alien identification card G22903428, acting in his capacity as authorized representative (hereinafter, the “Purchaser”); and

2.                                      PROCOPAL S.A. (hereinafter “Procopal”), with TIN 890.906.388-0, incorporated by means of public deed 4029 dated thirteenth (13th) November of 1968, granted by Notary Public Four of Medellin, recorded before the mercantile registry of the Chamber of Commerce of Medellin under registration number 21-005058-04, represented herein by Javier Fernando Rocha Parrado, of legal age, identified with citizenship card No. 79.503.251 issued in Bogota, D.C., acting in representation and on behalf thereof in his capacity as Manager and Legal Representative of the company, duly authorized and vested with the posers to enter into this agreement.

Purchaser and Seller are hereinafter referred to, individually as a “Party”, and collectively as the “Parties”.

The Parties have agreed to enter into this Agreement, provided the following

RECITALS

1.              WHEREAS, as of the date of execution of this Agreement, Procopal is the owner of 8.000.000 ordinary shares (the “Shares”) of the company Airplan S.A. (hereinafter “Airplan”), that, as of the Execution Date and as of the date of transfer represent, in the aggregate, eight percent (8%) of the shares issued by Airplan.

2.              WHEREAS from the eight million (8.000.000) ordinary shares of the company Airplan S.A. held by Procopal, the amount of 6.959.040 (six million nine hundred fifty-nine thousand forty) shares are subscribed and paid in full.

3.              WHEREAS from the eight million (8.000.000) ordinary shares of the company Airplan S.A. held by Procopal, the amount of 1.040.960 (one million forty thousand nine hundred sixty) shares are subscribed and unpaid, pursuant to the Rules for Issuance and Placement of Shares dated August 25, 2016, approved by the Board of Directors of Airplan.

[Stamp-COMMISSIONED NOTARY 16 OF BOGOTA-

COAT OF ARMS-NOTARY 16-

MARIA INES REY VARGAS]

[Signed]

[Initialized]

4.              WHEREAS Procopal holds the title over the shares, and the shares that represent eight percent (8%) of the shareholding structure of Airplan, free and clear of any encumbrance, lien, collateral, pledge or limitation of any nature whatsoever over the property, use or enjoyment thereof.

5.              WHEREAS in the terms of this Agreement, Purchaser has the intention to purchase from Seller the ownership over one hundred percent (100%) of the shares that represent eight percent (8%) of the shares issued by Airplan, which are owned by Procopal.

6.              WHEREAS Procopal has the intention to sell to Purchaser, and the latter has the intention to purchase the shares that the former holds in Airplan, for which they have agreed to enter into this Agreement for the direct purchase, by Purchaser, of all Airplan shares (the “Transaction”), held by Procopal as of the date hereof.

THEREFORE, in consideration to the above recitals, the Parties, with the intention to be legally bound, agree as follows:

ARTICLE I. SALE AND PURCHASE OF THE SHARES HELD BY PROCOPAL IN AIRPLAN

Section 1.01 Share sale and purchase

(a)                                 Save as provided for in Section 3.05, on the Closing Date, Seller shall transfer to Purchaser, by way of a sale, the full and absolute ownership over the Airplan Shares, free and clear of any encumbrance, and in turn, Purchaser shall acquire in the same title, said Shares from Seller. In the event that the waiver to the preemptive right for the transfer of Shares is not obtained, the provisions set forth in Section 3.04 and 3.05 of this Agreement shall be applicable.

(b)                                 The total consideration payable by Purchaser for the Airplan Shares shall be the price established in the following Section 1.02, and it shall be paid in the form described in the following Section 1.03.

(c)                                  In addition, the Price includes the assignment of the contractual position held by Seller in the Procapex Consortium of the company Airplan.

In the event Purchaser exercises de provisions set forth in Section 6.07 (Fiduciary Estate Structure for this Agreement), the payment for the sale and purchase of the Usufruct Right will be deemed to be in the terms and conditions of said Section 6.07.

Section 1.02 Price of the Shares

[***](1)

(1)  ***This information is subject to confidential treatment and has been omitted and filed separately with the commission.

Section 1.03 Payment of the Price

[***](2)

PARAGRAPH ONE: Purchaser shall pay the Price in DOLLARS OF THE UNITED STATES OF AMERICA, by means of a wire transfer of immediately available funds in the Dates indicated in this section and pursuant to the international wire transfer instructions given by Seller, in the event Seller has a compensation account duly registered before the Colombian Central Bank. If Seller does not have a compensation account duly registered before the Colombian Central Bank, the price shall be paid by means of an electronic wire transfer made in Colombian pesos, for which an exchange rate of COP3.000 per US$1 shall be used.

ARTICLE II. CLOSING

Section 2.01 Closing Date

The Closing Date shall be the fifth (5th) business date counted as from the date in which the following two conditions are satisfied: (i) a final permit has been obtained from ANI and the Public Establishment Olaya Herrera, as grantors of the airport concession held by Airplan, for Purchaser to purchase the Shares, and (ii) the preemptive right has been waived by the shareholders of Airplan in order for Purchaser to be able to purchase the Shares, or such right has been removed from the bylaws of Airplan, in the place and time determined by Purchaser, or in any other date, time and place agreed in writing by the Parties (the “Closing Date”). Without prejudice to the foregoing, in the event that at the latest, on July 31, 2017, the conditions set forth in items (i) and (ii) of this Section 2.01 have not been not satisfied, the Parties understand that the Closing Date shall be July 31, 2017, in the location and place agreed by the Parties.

Section 2.02 Obligations of Seller

1.              In the event that the waiver to the preemptive right from the other shareholders of Airplan for the sale of the Shares in favor of Purchaser is obtained, or if said preemptive right has been removed from the bylaws by means of an amendment to the bylaws, on the Closing Date, Seller undertakes to transfer to Purchaser the bare property over the Shares, for which purpose:

(a)            Shall endorse the original share certificates that represent the Airplan Shares in favor of Purchaser;

(b)            Deliver to an authorized manager of Purchaser a letter of instructions for the cancellation of the share certificates that represent the Shares, issued in favor of Purchaser and the issuance of new share certificates in favor of Purchaser;

(c)             Deliver evidence of the registration of Purchaser in the shareholders registry ledger of Airplan, as the owner of the Shares;

(2)  ***This information is subject to confidential treatment and has been omitted and filed separately with the commission.

2.              In the event the waiver of the preemptive right is not obtained from the other shareholders, or the removal thereof from the bylaws of Airplan for the sale of the Shares in favor of Purchaser is not obtained, on the Closing Date, Seller irrevocably and expressly assigns to Purchaser all political and financial rights held over 100% of the shares held in Airplan, and over those held thereby in the future. For such purpose, Seller undertakes to inform the company Airplan about this assignment of rights when Purchaser so requires it, and in the form and conditions determined thereby. In this event, the provisions set forth in this Agreement shall be observed. Seller agrees to assign its political and financial rights in perpetuity, to the extent so permitted by law, and in the event such term of assignment is not permitted by the applicable law, Seller, by means of the execution of this Agreement, undertakes to carry out the assignment for the maximum term permitted by the applicable law, and to carry out any extension or new assignment upon every expiration of the maximum legally permitted term, with the purpose of having Purchaser be the holder of the political and financial rights over the Shares on a continuous basis, and for the latter to be able to freely dispose of such rights without any further limitation other than those set forth in the laws of the Republic of Colombia.

3.              Carry out the procedures and actions before the other shareholders of Airplan and before Airplan, in order to fulfill the provisions of the Corporate Bylaws of this company in respect of the Preemptive Right in the negotiation of Airplan Shares with the purpose of transferring the bare property to Purchaser. This undertaking, as well as the other obligations established in Section 3.05, shall survive the Closing Date, if for such date the waiver of the preemptive right from the other shareholders of Airplan has not been obtained. The current corporate bylaws of Airplan, and specifically, item a of article 7 thereof establish a preemptive right in the negotiation of shares of the Company, which establishes a procedure and the conditions for purposes of the transfer of Airplan shares. This requirement for the transfer of Airplan Shares, as well as the procedures, actions and documentation to be submitted, are fully known by Seller.

4.              By the execution of this Agreement, Seller grants an option to Purchaser for the latter to acquire the contractual position held by Seller in the Procapex Consortium. For such purpose, Purchaser will have 90 common days counted as from the Execution Date, to carry out the due diligence process on the Procapex Consortium and upon the expiration thereof, it shall communicate its decision to Seller. In the event the option is exercised, Seller agrees to assign, on the Closing Date, its contractual position in Procapex Consortium as part of the transactions contemplated in this Agreement, under the understanding that the amount of the consideration payable for such assignment has been already included in the Price.

5.              Carry out all actions necessary, on its end, to complete the procedures and actions before the Agencia Nacional de Infraestructura ANI (for its acronym in Spanish) and the Public Establishment Olaya Herrera Airport, Grantors within the Concession Agreement No. 8000011-OK dated March 13, 2008, entered into with Airplan, to obtain therefrom the approval required for the transfer of the Airplan Shares in its favor.

6.              Seller undertakes to pay to Airplan the amount of One Billion Forty Millions Nine Hundred Sixty Thousand Pesos, Legal Currency ($1.040.960.000) with the purpose of paying, in the terms and conditions set forth in the rules for issuance and placement of Airplan shares approved by the Board of Directors of this company on August 25, 2016, for the subscribed shares pending payment from Seller. In consequence, Seller undertakes to deliver to Purchaser on the Closing Date all Shares paid in full.

Section 2.03 Obligations of Purchaser

1.              To pay the Price in the agreed terms and conditions, by means of a wire transfer of immediately available funds to the bank account indicated by Seller.

2.              To submit all the necessary and required documentation in order for Seller to perform the procedures and actions before the Agencia Nacional de Infraestructura ANI (for its acronym in Spanish) and the Public Establishment Olaya Herrera Airport, Grantors within the Concession Agreement No. 8000011-OK dated March 13, 2008, entered into with Airplan, to obtain therefrom the authorization required for the transfer of the Airplan Shares in its favor.

ARTICLE III. REPRESENTATIONS AND WARRANTIES AND OBLIGATIONS

Section 3.01 Due Organization

Seller is validly incorporated and organized; it exists and is currently in good standing under the applicable laws of the Republic of Colombia. Seller has full powers and authorizations and capacity to enter into this Agreement and to perform its obligations thereunder.

Section 3.02 Title over the AIRPLAN Shares

All Airplan Shares that are subject to this Agreement: a) are recorded under the name of Seller and are free and clear of any encumbrance, and b) have been duly authorized and validly issued, are paid in full pursuant to the provisions set forth in this agreement, were offered, issued, subscribed, sold and delivered pursuant to all applicable laws that govern the issuance of said shares, and were not issued in violation of (or subject to) a preemptive right in the negotiation, purchase option, call option, subscription right, preemptive right in the negotiation, or to any other similar right. There are no options, preemptive rights in the negotiation, rights to acquire (warrants), convertible securities or any other right, agreement, arrangement or undertaking relating to the Airplan Shares, nor requiring Seller to issue or sell any other Airplan Share to any Person.

Section 3.03 Capitalization of AIRPLAN by Procopal

Purchaser shall directly pay to Airplan, on account of Procopal, any amount resulting from the future issuance of shares by Airplan, as long as Procopal holds the bare property over the Airplan Shares, provided that Procopal assigns, irrevocably and under the other conditions set forth in this Agreement, all the political and financial rights over said acquired Additional Shares in favor of Purchaser.

Section 3.04 ASSIGNMENT OF THE POLITICAL AND FINANCIAL RIGHTS OF THE SHARES HELD BY SELLER IN AIRPLAN

By executing this Agreement, and once the payment referred to in Section 1.03 (i), Seller immediately and irrevocably and expressly assigns to Purchaser, all the political and financial rights held thereby over all the Airplan shares and over such shares held or that will be held thereby in the future. To this effect, Seller undertakes to communicate to the company Airplan about this assignment of rights whenever the Purchaser so requires it, and in the form and manner that Purchaser may consider. In addition, Purchaser undertakes to cause the corresponding recording of the assignment of these rights to be made in the shareholders registry ledger of Airplan on the Execution Date.

Section 3.05 ABSENCE OF WAIVER TO THE EXERCISE OF THE PREEMPTIVE RIGHT IN THE NEGOTIATION OF SHARES BY OTHER AIRPLAN SHAREHOLDERS

Based on the provisions set forth in article seven of the corporate bylaws of Airplan and/or any other correlative provision of said company that may result applicable, in the event that Seller fails to obtain the waiver to the preemptive right from the other shareholders of Airplan in favor of Purchaser, at the latest, on the Closing Date:

a)             Seller shall be released from any obligation to transfer the bare property of the Shares in the terms of this Agreement, provided that such are acquired by one or all the remaining shareholders of Airplan.

b)             Purchaser shall proceed to make the payment pursuant to the provisions set forth in item (ii) of Section 1.03 .

c)              Seller undertakes to always and at all times exercise, on account and on behalf of Purchaser, entirely upon the sole discretion and request of the latter, in the form and manner indicated by the latter, the preemptive right to acquire shares representing the corporate capital of Airplan that any Airplan shareholder or any usufructuary of shares from said company, intends to sell and/or transfer.

d)             Seller undertakes to always and at all times exercise, on account and on behalf of Purchaser, entirely upon the sole discretion and request of the latter, in the form and manner indicated by the latter, the right to subscribe for the acquisition of shares representing the corporate capital of Airplan, that this company may issue or intends to issue.

Section 3.06 Origin of the Funds

The funds available to Purchaser are owned thereby and/or the product of financing, and are originated from sources that lawfully originate in the source of their activities or businesses. Therefore, Purchaser represents that as of the execution of this Agreement, the funds do not originate in any illegal activity listed in the Colombian Criminal Code or in any other regulation modifying, supplementing or amending it.

ARTICLE IV. SPECIAL LISTS

The Parties acknowledge that the inclusion thereof in the Specially Designated Nationals and Blocked Persons List) issued by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) and/or in any other similar list issued by the OFAC, or any other list or investigation of a similar nature issued or published by the Colombian government at any moment throughout the term of this Agreement, shall grant the other Party the right to immediately terminate it without there being place to any indemnization whatsoever in favor of the Party that has been included in said list or made part of the corresponding investigation.

ARTICLE V. GENERAL PROVISIONS

Section 5.01 Communication and notices

Any notice and other communications that shall be served pursuant to this Agreement shall be made in writing and will be deemed made (i) when delivered in person or via courier, with proof of receipt, (ii) on the fourth day following the date it was sent, if made via certified mail with proof of receipt, or (iii) on the date transmitted, if sent via fax or via e-mail during normal business hours, or on the day following its transmission, if sent outside of business hours, to the parties to the following addresses or fax numbers or e-mails (or to the addresses or fax numbers indicated by a party by means of a notice sent to the other party pursuant to this provision):

if to Seller,

Attention: Javier Fernando Rocha Parrado
Telephone: (+574) 4441188
Address: Carrera 43a No. 19-17
E-mail: Javier.rocha@procopal.com

if to Purchaser:

Attention: Adolfo Castro
Telephone: +52 55 5284 0408
Address: Bosque de Alisos 47A Cuarto Piso, Bosques de las Lomas, Mexico D.F. CP 05120
E-mail: acastro@asur.com.mx

or any other e-mail or fax number subsequently specified by the Parties for such purpose by means of a notice sent to the other Parties to this Agreement. Any letter, notice, request or other communication shall be deemed delivered on the date it is received by the addressee thereof, if received before 5:00PM in the place of receipt and if said date is a business day.

Otherwise, any letter, notice, request or other communication shall be deemed not delivered until the next business day in the place of receipt.

Section 5.02 Governing Law

This Agreement shall be governed by, and shall be construed in accordance with, the applicable laws of the Republic of Colombia.

Section 5.03 Confidentiality

The Parties undertake to keep strict confidentiality and therefore to refrain from disclosing the content of this Agreement and the Confidential Information (as defined below). The legal, tax, financial, commercial and accounting information and, in general, any information relating to Airplan and the operations thereof, and any information of a confidential nature or being related to the Company or its activities, including, without limitation, the practices, procedures, methods, specialized knowledge, know-how, commercial and industrial secrets, data, software, records and specifications, lists of vendors, lists of clients, lists of distributors, client relationships and client information, acquisition and investment strategies, information on personnel, sales, analysis and forecasts, technical specifications, sales or financing procedures or methods, operating procedures, strategic marketing plans and financial operations and methods, information subject to client-attorney privilege or produced by attorneys, and any other information relating to the Company or its activities, labeled in any manner as “confidential” shall be deemed to be confidential information (“Confidential Information”).

In consequence, the Parties agree not to disclose Confidential Information to third parties, investing therein the same level of care usually invested in protecting their own information of equivalent significance, being the following the only exceptions to this principle that will allow the Parties to disclose or use the Confidential Information: (i) whenever it is so required by law or by an order from a competent authority; (ii) when it shall be made available to their officers, directors, employees, agents, professional advisors in connection with the subject matters treated herein, in which case, the Party disclosing such information shall inform the other Party, in detail, the name of said officer, director, employee, agent or professional advisor, his or her position, the company to which he or her is engaged and the reason why the Confidential Information was disclosed thereto, as well as it shall demand that each such person enters into a non disclosure agreement in equal terms to those set forth herein, in favor of the Parties; (iii) when the Parties obtain the Confidential Information by their own means without breaching the provisions set forth herein, or when such is disclosed to them by third parties who, in turn, were not required to keep it confidential; and (iv) when the Confidential Information becomes of public domain, and such event does not result from actions or omissions that are attributable to either Party and which constitute a breach to this Agreement. Notwithstanding the foregoing, in any event listed under (i) to (iv) above, the Parties agree to inform to the addressee of the Confidential Information about the obligations that derive from this Agreement.

This confidentiality obligation shall remain in full force and effect during the term of this Agreement and during 5 more years counted as from the Closing Date.

Without limiting the foregoing, Seller represents that it has knowledge of and understands that Purchaser is subject to obligations to disclose relevant information to the public, given its nature of security issuer in stock exchange markets outside the Colombian territory. In consequence, the Parties acknowledge and agree that Purchaser, directly or through its affiliated companies, may disclose to the public the parts of the information of this Agreement and of the terms of negotiation thereof that are strictly necessary to fulfill its legal and regulatory obligations as a security issuer.

Any and each press communication or publication mentioning any business contained in this Agreement and to be released by either Party (except for those made by virtue of the fulfillment of applicable regulations pursuant to the provisions set forth under item (d) above) shall be previously discussed between the Parties, who shall reach an agreement on their release in order for such communications to be made.

Section 5.04 Dispute resolution

(a)                                 Any disagreement, dispute or controversy deriving from this Agreement or being related hereto shall be solved by an Arbitration Tribunal before the Center of Arbitration and Settlement of the Chamber of Commerce of Bogota (the “Center”), which shall be subject to the Colombian arbitration law applicable at the time the arbitration takes place, except when modified by this clause.

(b)                                 The tribunal shall be composed of three (3) arbitrators to be mutually designated by the Parties. If this is not possible, the arbitrators shall be designated by the Center from the A list thereof, upon request of either Party. In case no arbitrator of the A list may act as such in this proceeding, they shall be designated by the Center from the general list of arbitrators thereof, under the understanding that in both cases, only those having experience in international merger and acquisition transactions can be designated as arbitrators.

(c)                                  The seat of the arbitration shall be the city of Bogota, Colombia, and the language of the arbitration shall be Spanish.

(d)                                 The Tribunal shall rule in law, and the award shall be final and binding for the Parties.

(e)                                  The award shall be subject to the remedies at law, before any court having competence for such effect.

(f)                                   When accepting their designation, the arbitrators shall represent to the Parties in writing that they are independent and impartial to act as arbitrators of the dispute or controversy.

(g)                                  The addresses contained in this Agreement shall be considered for purposes of serving any applicable notice. The matters not regulated herein shall be governed by the applicable Colombian regulations.

Section 5.05 Taxes

a)             Each Party shall borne and be responsible for the legal taxes, rates and contributions that shall be borne thereby pursuant to the Laws or regulations applicable thereto on such matter, as a consequence of the execution of this agreement.

b)             Each party undertakes to pay, within the terms set forth by the fiscal and tax laws, to the corresponding governmental authority, the legal taxes, rates or contributions that shall be borne thereby as a result of the execution and performance of this agreement.

Section 5.06 General Provisions

The Parties agree that: (i) No failure or delay of either Party in its exercise of any right, power or privilege under this Agreement shall operate as a waiver thereof, and no individual or partial exercise thereof shall preclude any other or further exercise thereof, nor the exercise of any other right, power or privilege; (ii) This Agreement, together with the Schedules thereto, constitute the entire agreement between the Parties in respect of the subject matter hereof, and supersede all prior agreements and understandings, both oral and written, between the Parties in respect of the subject matter hereof; (iii) This Agreement, and the rights and obligations that derive therefrom, may not be assigned, in whole or in part, by Seller or Purchaser, without the prior and written consent of the other Parties; (iv) This Agreement may be executed in counterparts, each of which shall be deemed an original; and (v) If any term, provision, covenant or restriction of this Agreement is rendered invalid, null or unconstitutional by a court of competent jurisdiction or by another authority, the remaining terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect, and shall not be affected, impaired or invalidated in any manner whatsoever, provided that the financial and legal essence of the transactions contemplated herein does not result substantially adversely affected against either Party. Upon such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner, so that the transactions contemplated hereby be consummated as originally contemplated, to the fullest extent possible.

Section 5.07 Fiduciary Estate Structure

The Parties agree that Purchaser, at its sole discretion, may establish a fiduciary estate within the fifteen (15) common days following the Execution Date, with the purpose of having said fiduciary estate as the entity that will purchase the political and financial rights over the Shares, as well as the bare property over the Shares. In the event Purchaser so decides it, the transfer of the political and financial rights over the Shares and the corresponding payment thereof, shall be made only when such fiduciary estate has been established and has the capacity to receive such rights. In the event that the fiduciary estate is indeed established by Purchaser, the fiduciary estate shall be responsible for the payment of the price in the conditions set forth in Section 1.03. For such purpose, within the fifteen (15) common days following the Execution Date or the date mutually agreed by the Parties, if the fiduciary estate cannot be established as of such date, Purchaser shall provide to Seller, by means of a written communication, the information of the fiduciary estate, so as to communicate the recipient of all political and financial rights held by Seller over all the

Shares and the bare property over the Shares held by Seller, in the terms and conditions set forth in this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective officers or authorized representatives in the city of Bogota, on the 23rd day of March of 2017.

Seller

[Signed]
By:
Identification:
Position:

Purchaser

[Signed]
By:
Identification:
Position:

[Logo-NOTARY SIXTEEN OF THE CIRCLE OF BOGOTA, D.C. PROCEDURE OF PERSONAL PRESENTATION AND ACKNOWLEDGEMENT OF SIGNATURE AND CONTENT.

Before me, MARIA INES REY VARGAS COMMISSIONED NOTARY 16 OF BOGOTA, D.C. CASTRO RIVAS ADOLFO appeared, who identified himself with PA G22903428 and personally submitted this written document addressed to: and he additionally declared that the signature contained therein was his, and that the content is true. In accordance with Art. 68 of Decree Law 960 of 1970.

[Verify the information at:

www.notariaenlinea.com

1FAW5PU4GMPZEZ7Y- Barcode]

[ggu5b6g7gb5bg5tn- CDS — Bogota, D.C.

23/03/2017 at 02:59:16p.m. - MARIA INES REY VARGAS COMMISSIONED NOTARY 16 OF BOGOTA D.C]

[Signed]

[Stamp-COMMISSIONED NOTARY 16 OF BOGOTA- COAT OF ARMS-NOTARY 16- MARIA INES REY VARGAS]

[Signed]

[Stamp-Luisa Cortes]

[Stamp- It is hereby authorized pursuant to art. 12 of decree 2148 of 1983 and proc[illegible] in respect to the Biometric, as or[Illegible] by article 3 of Resolution 6467 of June [Illegible] of 2015 that authorizes the collection of signatures recorded or collected out of the office, without there being verification [Illegible] in the data base of the Registrar[Illegible]]

[Logo-NOTARY SIXTEEN OF THE CIRCLE OF BOGOTA, D.C. PROCEDURE OF PERSONAL PRESENTATION AND ACKNOWLEDGEMENT OF SIGNATURE AND CONTENT.

Before me, MARIA INES REY VARGAS COMMISSIONED NOTARY 16 OF BOGOTA, D.C. ROCHA PARRADO JAVIER FERNANDO appeared, who identified himself with CC 79503251 and personally submitted this written document addressed to: and he additionally declared that the signature contained therein was his, and that the content is true. In accordance with Art. 68 of Decree Law 960 of 1970.

[Verify the information at:

www.notariaenlinea.com

RLR07357QB2264AF- Barcode]

[o0ku8mkjm8u8mujo- CDS — Bogota, D.C.

23/03/2017 at 03:00:25p.m. - MARIA INES REY VARGAS COMMISSIONED NOTARY 16 OF BOGOTA D.C]

[Signed]

[Stamp-COMMISSIONED NOTARY 16 OF BOGOTA- COAT OF ARMS-NOTARY 16- MARIA INES REY VARGAS]

[Signed]

[Stamp-Luisa Cortes]

[Stamp- It is hereby authorized pursuant to art. 12 of decree 2148 of 1983 and proc[illegible] in respect to the Biometric, as or[Illegible] by article 3 of Resolution 6467 of June [Illegible] of 2015 that authorizes the collection of signatures recorded or collected out of the office, without there being verification [Illegible] in the data base of the Registrar[Illegible]]